UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

4 August 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒                  FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐                  NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains:

•                  Excellent Execution Drives Strong TPG Operating Income Growth, 2 August 2004

Excellent Execution Drives Strong TPG Operating Income Growth

Record second quarter margins in Mail and Express

Highlights:

•                  Operating income up 30.8% in second quarter

•      Record second quarter margins in Mail and Express

•      Logistics turnaround on track

•                  Net income up 31.5%

•                  Free cash flow up € 39 million

•                  Interim dividend up 11% to € 0.20 per share

•                  Express and Mail outlook raised

•                  TPG-1 initiative taking shape

•                  First major step into Freight Forwarding

Key numbers	Q2 2004	Q2 2003	% Change	HY 2004	HY 2003	% Change
	€mil	€mil		€mil	€mil
Revenues	3,058	2,936	4.2%	6,043	5,853	3.2%
Operating income (EBIT)	331	253	30.8%	605	507	19.3%
Net income	188	143	31.5%	351	283	24.0%
Underlying net income*	188	151	24.5%	351	291	20.6%
Free cash flow	55	16	243.8%	296	297	-0.3%
Earnings per share (€ cents)	39.6	30.1	31.6%	73.9	59.6	24.0%

*before one-off TtS costs in 2003

Operating margin	Q2 2004	Q2 2003	HY 2004	HY 2003

Mail	24.5%	21.9%	24.3%	21.9%
Express	8.8%	6.4%	7.5%	5.7%
Logistics	4.3%	2.2%	3.3%	2.2%
Logistics underlying*	4.3%	3.6%	3.3%	3.0%

*before one-off TtS costs in 2003

CEO Peter Bakker:

“I am pleased with the increase of almost 31% in operating income over the second quarter as it underlines excellent execution in our businesses. These strong results are achieved in economic conditions that are getting better but are still mixed, looking at our different geographical markets and sectors. With an improved outlook in Mail and Express, TPG is able to reiterate with increasing confidence that good improvements in operating and net income will be achieved in 2004.”

Report by the Board of Management

Group overview

Reflecting excellent execution in its operations, TPG’s operating income was higher than in any second quarter in its history, growing 30.8% year-on-year, on revenues that were up 4.2%. Mail and Express saw their margins rise to record levels, while the Logistics turnaround progressed according to plan, with a second consecutive quarter of margin improvement versus the prior year. Net income in the second quarter rose 31.5%, or 24.5% excluding the one-off costs in 2003 related to Transformation through Standardisation (TtS) programme.

Review of operations

Mail had a very strong quarter, with margins rising to 24.5%, up from 21.9% last year, driven by Cost Flexibility savings in Mail Netherlands and profitability improvements in the international business. Revenue trends signalled in the first quarter of 2004 continued. Total Dutch addressed mail volumes decreased by 1.5%.  Excluding election mail, the underlying addressed mail volume decline was 2.9%, which compares with 3.5% in the first quarter. The Direct mail volume decline decreased from 8.3% in the first quarter to 5.9% in the second. European Mail Networks (EMN) delivered over 14% organic revenue growth.

Express had another strong quarter, with earnings from operations at constant exchange rates up 53%. The 8.8% operating margin was up a full 2.4 percentage points from the second quarter of last year. The division scored its 19th consecutive quarter of positive revenue yield in Europe. The high quality service offering, sound commercial policies and excellent execution all contributed to this very good result. Growth in intra-European and intercontinental business outpaced domestic business and the road product continued to be strong. Air volumes saw a modest improvement, reversing the trend of the first quarter.

Logistics earnings doubled compared with the second quarter of last year.  The operating margin improved 0.7 percentage points, excluding the one-off TtS costs in 2003, to 4.3%. This was the second consecutive quarter of margin improvement. The division remains resolutely concentrated on the TtS initiative.

Financial review

Group operating income was € 331 million, a 30.8% rise compared to the same period last year on stronger sales and margin improvement across all three divisions. EBITA was € 366 million, which represents a 20.0% underlying increase (excluding the € 13 million of one-off TtS costs in 2003). Net financial expense was € 23 million, similar to last year, with interest on lower net debt being offset by foreign exchange and other small variances. The effective tax rate increased from 36.5% to 38.0%.

The € 55 million free cash flow in the quarter, resulted in a half-year cash flow of € 296 million. The second quarter cash flow was € 39 million higher than last year. Net debt was € 941 million, down € 132 million since the year-end.

TPG will raise the interim dividend by 11% to € 0.20.

Strategic progress

TPG made a first major step into global freight forwarding with the announcement of the acquisition of Wilson Logistics Group. The transaction is expected to close in the third quarter of 2004. By acquiring Wilson’s freight forwarding capabilities, TNT will be able to offer its clients the full array of supply chain management services, including air freight, sea freight and combined sea/air freight.

TPG-1, the strategic initiative aimed at maximising the group’s revenue and cost synergies, took shape in the second quarter, with the mobilisation of five cross-divisional implementation teams. Important next steps include national and global Key Account Management pilot studies and “Wave One” of purchasing reviews.  We have confirmed the estimated financial benefits of TPG-1 that we communicated previously of € 200 to 300 million over a 3 to 5 year period.

In China, TPG is firmly implementing its strategic plans. The senior management team is in place and has recruited close to half of the intended 150 managers and professional staff. Revenue growth in the established Express and Logistics operations in China continues to be very strong.

The quarter saw progress on the Postal Vision. On 21 June, the government set aside the earlier tariff freeze decision, on legal grounds. At the same time, in anticipation of Parliamentary discussion of a balanced Postal Vision, TPG announced its own intention not to increase consumer stamp prices out to the end of 2006, with some scope for a business customer price increase in 2006. The Postal Vision itself was discussed in Parliament on 28 June.  The Minister of Economic Affairs will return to Parliament after the summer recess to furnish additional information.

Prospects

The positive developments of the first half-year strengthen the Board of Management’s confidence in the full year outlook and cause it to raise its estimates for the Mail and Express divisions.

In Mail, we are increasing the full year operating margin estimate to around 21.5%, up from the previous 20% to 21% range. The strong margin performance of the first half year is expected to soften in the second half due mainly to Cost Flexibility phasing.

In Express, we expect the positive trend of the first half to continue.  Therefore, we now estimate a full year margin in the range 7.5% to 8%, at least half a percentage point higher than our previous estimate.

Logistics performance continues to rely on the success of the TtS programme, which is on track at the half year.  The full year operating margin estimate remains at around 4%.

Significant events in 2nd Quarter 2004

April 7	Access agreement signed with Royal Mail in the UK

April 22	Express expansion in new EU Countries announced

May 25	€36 million – phase 1 - expansion of the Express Liége air hub announced

June 8	Agreement with Express Dairies in the UK to deliver letters and parcels

June 11	Acquisition of freight forwarder Wilson

June 21	Tariff freeze decision set aside by Minister of Economic Affairs

June 28	Parliamentary discussion on Postal Vision

June 30	Tie up with Rabobank on internet bill- presentment and payment

Significant events after 2nd Quarter 2004

July 9	Buy-out of Turkish logistics JV partner announced

July 16	JV agreement signed with Essent for call centre operations

July 27	Contract awarded for managing finished vehicle mixing-center in USA

Second Quarter Summary

Second Quarter Results

			% Change
Group Summary	Q2 2004	Q2 2003	Operational	FX	Total
€mil
Revenues	3,058	2,936	3.8%	0.4%	4.2%
Earnings from operations	376	299	25.8%	0.0%	25.8%
EBITA	366	292	25.3%	0.0%	25.3%
Operating income (EBIT)	331	253	30.4%	0.4%	30.8%
Net income	188	143	30.8%	0.7%	31.5%

			% Change
Divisional EBITA Summary	Q2 2004	Q2 2003	Operational	FX	Total
€mil
Mail	232	212	9.4%	0.0%	9.4%
Express	102	66	53.0%	1.5%	54.5%
Logistics*	42	21	104.8%	-4.8%	100.0%
Earnings from operations	376	299	25.8%	0.0%	25.8%
Non allocated	(10)	(7)
Total	366	292	25.3%	0.0%	25.3%

*includes € 13 million of one-off TtS costs, pre-tax, in 2003

Divisional Operating Income (EBIT) Summary	EBITA	Q2 2004 Goodwill amortisation	EBIT	EBITA	Q2 2003 Goodwill amortisation	EBIT
€mil
Mail	232	(8)	224	212	(10)	202
Express	102	(13)	89	66	(13)	53
Logistics	42	(15)	27	21	(17)	4
Non allocated	(10)	1	(9)	(7)	1	(6)
Total	366	(35)	331	292	(39)	253

First Half Year Summary

First Half Results

Group Summary	HY 2004	HY 2003	Operational	% Change FX	Total
€mil
Revenues	6,043	5,853	3.6%	-0.4%	3.2%
Earnings from operations	700	589	19.3%	-0.5%	18.8%
EBITA	676	584	16.3%	-0.5%	15.8%
Operating income (EBIT)	605	507	19.7%	-0.4%	19.3%
Net income	351	283	24.4%	-0.4%	24.0%

Divisional EBITA Summary	HY 2004	HY 2003	Operational	% Change FX	Total
€mil
Mail	468	430	8.8%	0.0%	8.8%
Express	169	118	44.0%	-0.8%	43.2%
Logistics*	63	41	58.6%	-4.9%	53.7%
Earnings from operations	700	589	19.3%	-0.5%	18.8%
Non allocated	(24)	(5)
Total	676	584	16.3%	-0.5%	15.8%

*includes € 13 million of one-off TtS costs, pre-tax, in 2003

Divisional Operating Income (EBIT) Summary	EBITA	HY 2004 Goodwill amortisation	EBIT	EBITA	HY 2003 Goodwill amortisation	EBIT
€mil
Mail	468	(16)	452	430	(17)	413
Express	169	(26)	143	118	(26)	92
Logistics	63	(29)	34	41	(34)	7
Non allocated	(24)	0	(24)	(5)	0	(5)
Total	676	(71)	605	584	(77)	507

Business Highlights - Mail

•                  Margins reach another high

•                  Underlying volume decline improves

•                  Another quarter of double digit growth in EMN business

Mail Summary	Q2 2004	Q2 2003	% Change	HY 2004	HY 2003	% Change
	€mil	€mil		€mil	€mil
Revenues	948	967	-2.0%	1,928	1,966	-1.9%
EBITA	232	212	9.4%	468	430	8.8%
Operating margin	24.5%	21.9%		24.3%	21.9%

Mail revenues declined by 1.1% organically. European Mail Networks (EMN) provided another quarter of double-digit growth and election volumes helped Mail Netherlands. However, Cross Border and Data and Document Management (DDM) saw revenue declines lower than or equal to first quarter levels.

Earnings rose 9.4%, with an impressive 24.5% operating margin. Earnings improvements were seen in Mail Netherlands, EMN and Cross Border. DDM was behind prior year performance.

The Cost Flexibility programme and profitability improvements in EMN and Cross Border were the primary sources of Mail’s excellent performance. Cost Flexibility delivered another € 11 million of savings in the quarter. A further € 13 million was provided by postal activities outside the Netherlands.  EMN delivered strong revenue growth, and Cross Border benefited from cost efficiencies and the elimination of less profitable contracts. The subdued economic climate in the Netherlands continued to affect DDM performance.

Revenue Analysis				% Change
Second Quarter	Q2 2004	Q2 2003	% Change	Organic	Acq	FX
	€mil	€mil
Mail Netherlands	641	663	-3.3%	-1.8%	-1.5%	0.0%
Cross Border	136	148	-8.1%	-7.4%	0.0%	-0.7%
European Mail Networks	121	105	15.2%	14.2%	0.0%	1.0%
Data & Document Management	50	51	-2.0%	-4.0%	2.0%	0.0%
Mail	948	967	-2.0%	-1.1%	-0.9%	0.0%

Revenue Analysis				% Change
Half Year	HY 2004	HY 2003	% Change	Organic	Acq	FX
	€mil	€mil
Mail Netherlands	1,319	1,363	-3.2%	-2.0%	-1.2%	0.0%
Cross Border	276	305	-9.5%	-8.5%	0.0%	-1.0%
European Mail Networks	230	197	16.8%	15.3%	1.0%	0.5%
Data & Document Management	103	101	2.0%	-3.9%	5.9%	0.0%
Mail	1,928	1,966	-1.9%	-1.3%	-0.5%	-0.1%

Excluding the effect of the disposal of Geldnet in 2003, Mail Netherlands revenues declined 1.8% in the second quarter, reflecting the volume trend. Dutch domestic addressed volumes increased 1.7%, helped by elections, with an underlying volume decline of 0.8%.  This is the second consecutive quarter that the underlying decline has been below 1%. However, addressed direct mail volumes declined by 5.9%, an improvement over the 8.3% decline in the first quarter. The underlying volume decline in Dutch addressed mail, domestic and direct, was 2.9%, compared with 3.5% in Q1. The overall addressed volume decline was 1.5%.

Cross Border saw its organic revenues decline by 7.4% at constant exchange rates in the second quarter, which is an improvement over the 9.5% decline in the previous quarter. Contract reviews resulted in lower volumes and higher profitability. Competition remained strong.

European Mail Networks’ double digit revenue growth continued, with the UK, Italy, and Eastern

Europe all performing well. German addressed mail volumes doubled.

Data & Document Management in the Netherlands continued to suffer from the adverse economic climate, as clients postponed outsourcing decisions and focused on cost. However, business was better in the UK and Germany.

Business Highlights - Express

•                  Earnings grow 54.5% to produce record operating margin of 8.8%

•                  Pick up in revenue performance

•                  Positive revenue yields and profit improvements in all major business units

Express Summary	Q2 2004	Q2 2003	% Change	HY 2004	HY 2003	% Change
	€mil	€mil		€mil	€mil
Revenues	1,154	1,036	11.4%	2,248	2,073	8.4%
EBITA	102	66	54.5%	169	118	43.2%
Operating margin	8.8%	6.4%		7.5%	5.7%

Compared to the first quarter, revenue growth in Europe picked up markedly.  The double digit, Rest of World growth also strengthened. International (i.e. cross-border) grew at a higher rate than domestic business.

Top-line growth, combined with the division’s operational excellence, drove the margin up to 8.8%, with profitability gains in all major business units.

This was the 19th consecutive quarter of positive revenue yield in Europe. Network utilisation and strict cost control in all units took care of the remainder of the profit increase.

In the European air network, the utilisation rate recovered following the opening of four new airport connections (Florence, Naples, Bucharest and Turku) in the first quarter that had caused the rate to fall to 69%. Utilisation in the second quarter already recovered to 73%, at par with the second quarter of last year.

Revenue Analysis				% Change
Second Quarter	Q2 2004	Q2 2003	% Change	Organic	Acq	FX
	€mil	€mil
Express Europe	941	847	11.1%	9.8%	0.0%	1.3%
Express ROW	213	189	12.7%	12.7%	0.0%	0.0%
Express	1,154	1,036	11.4%	10.3%	0.0%	1.1%

Revenue Analysis				% Change
Half Year	HY 2004	HY 2003	% Change	Organic	Acq	FX
	€mil	€mil
Express Europe	1,835	1,703	7.8%	7.3%	0.1%	0.4%
Express ROW	413	370	11.6%	12.1%	0.0%	-0.5%
Express	2,248	2,073	8.4%	8.2%	0.0%	0.2%

In Europe, a 3.6% revenue yield improvement was achieved in the quarter, consignments were up 4.7% and kilos carried up 7.4%. These improvements, with some help from the number of working days, drove up the organic revenue growth to 9.8%. This data relates to the core products, which account for the majority of revenues. All European units posted healthy revenue gains, but the UK did particularly well, with volume and contract gains. Eastern Europe delivered high growth in percentage terms.  To support the Eastern Europe growth strategy, 16 new road line-haul connections were launched during the quarter and plans announced for a new international road hub in Warsaw, together with new sortation facilities at ten existing sites in the region.

Road volumes increased more than air volumes, reflecting a shift to economy products. This also explained the higher weight per consignment, which particularly affected Italy and Germany.

The Rest of the World continued on a steady growth path, with China, South East Asia and the Middle East all again showing particularly strong double digit growth.  In fact, organic revenue growth in China was over 50%.

Business Highlights - Logistics

•                  Second consecutive quarter of margin improvement

•                  TtS programme on track

Logistics Summary	Q2 2004	Q2 2003	% Change	HY 2004	HY 2003	% Change
	€mil	€mil		€mil	€mil
Revenues	966	944	2.3%	1,886	1,829	3.1%
EBITA	42	21	100.0%	63	41	53.7%
Operating margin	4.3%	2.2%		3.3%	2.2%
Operating margin excl one-off costs	4.3%	3.6%		3.3%	3.0%

Despite the rationalisation of the contract portfolio under the TtS programme, Logistics revenue grew by 2.4% at constant exchange rates.

The operating margin development was more positive, reflecting progress on the TtS programme, with its constant attention to five key focus points (procurement; contract rationalisation; transportation & distribution; warehousing productivity; and overhead & restructuring). Under the contract rationalisation process, margins on new contracts are substantially higher than on those terminated.

The turnaround of under-performing German and Italian (non-automotive) units was most impacted by contract rationalisation and cost reductions.

Revenue Analysis				% Change
Second Quarter	Q2 2004	Q2 2003	% Change	Organic	Acq	FX
	€mil	€mil
Logistics Europe	726	703	3.3%	2.2%	0.0%	1.1%
Logistics North America	150	166	-9.6%	-5.4%	0.0%	-4.2%
Logistics ROW	90	75	20.0%	22.7%	0.0%	-2.7%
Logistics	966	944	2.3%	2.4%	0.0%	-0.1%

Revenue Analysis				% Change
Half Year	HY 2004	HY 2003	% Change	Organic	Acq	FX
	€mil	€mil
Logistics Europe	1,424	1,360	4.7%	4.2%	0.0%	0.5%
Logistics North America	290	329	-11.9%	-4.6%	0.0%	-7.3%
Logistics ROW	172	140	22.9%	25.0%	0.0%	-2.1%
Logistics	1,886	1,829	3.1%	4.2%	0.0%	-1.1%

The net organic revenue growth of 2.4% in the quarter came from new contracts (+9.4%) and higher volumes on existing contracts (+4.1%), offset by terminated contracts (- 9.2%) and price/mix effects (-1.9%).

Contract wins in the second quarter had annualised revenues of € 108 million, compared to € 97 million in the first quarter. Contract terminations amounted to € 42 million, annualised, many of which were due to portfolio rationalisation.

The value of the business development pipeline stood at € 1.1 billion at the end of the second quarter, unchanged from the first quarter. The higher certainty part of the pipeline remained at € 0.2 billion.

In Europe, revenue growth was strongest in the UK, with Germany and Italy automotive also doing well, due to a combination of contract wins and volume gains on existing contracts. However, revenue performance in France and Italy non-automotive lagged the prior year, partly as a result of contract rationalisation.

Revenue declines in North America reflected the automotive-related contract loss reported in the first quarter, together with some additional contract rationalisation. Revenues fell 5.4% at constant exchange rates.

Rest of the World remained on track with its high growth strategy, benefiting primarily from volume gains on automotive-related contracts.  China revenues were up one third.  Australia also performed very well.

Quarterly Information - Group

Euro Million	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002

GROUP

Revenues	3,058	2,985	3,184	2,829	2,936	2,917	3,180	2,805	2,899	2,898

Earnings from operations	376	324	320	211	299	290	382	222	305	298

Non-allocated items	(10)	(14)	(5)	(9)	(7)	2	12	8	(10)	(5)

EBITA	366	310	315	202	292	292	394	230	295	293

Goodwill amortisation	(35)	(36)	(39)	(218)	(39)	(38)	(39)	(39)	(38)	(38)

Operating income (EBIT)	331	274	276	(16)	253	254	355	191	257	255

Financial income and expense	(23)	(16)	(22)	(23)	(23)	(24)	(25)	(31)	(25)	(27)
Income taxes	(117)	(94)	(148)	(49)	(84)	(87)	(115)	(60)	(81)	(85)
Results from affiliates	(1)	(1)	(1)	(1)	(3)	(1)	(1)	(1)	(3)	0
Minority results	(2)	0	0	1	0	(2)	(2)	0	(3)	0

Net income	188	163	105	(88)	143	140	212	99	145	143

Net profit on sale of non-core business	0	0	0	0	0	0	(14)	0	0	0

Net income from continuing operations	188	163	105	(88)	143	140	198	99	145	143

Average number of shares (mil)	475.2	475.1	475.1	475.1	475.1	475.0	475.0	475.0	475.0	475.0
Earnings per share (euro cents)	39.6	34.3	22.1	(18.5)	30.1	29.5	44.6	20.8	30.5	30.1

Net cash provided by operating activities	123	303	262	277	74	324	227	214	337	254

Capital expenditure on property, plant and equipment and other intangible assets	(77)	(74)	(128)	(94)	(72)	(60)	(152)	(111)	(130)	(79)

Disposals of property, plant and equipment and other intangible assets	9	12	12	3	14	17	23	19	16	5

Free cash flow	55	241	146	186	16	281	98	122	223	180

Number of employees	159,048 *	162,124	163,028	161,079	160,536	150,155	150,365	148,285	143,097	141,463

Full time equivalent employees	119,568 *	120,294	122,224	120,387	119,946	114,348	113,444	113,711	112,751	112,261

*includes a downward correction of 2623 employees and 808 FTE’s. These have been reclassified to joint-ventures.

Quarterly Information - Mail

Euro Million	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002

MAIL

Mail Netherlands
Revenues	641	678	731	604	663	700	780	634	666	715
Growth %	-3.3%	-3.1%	-6.3%	-4.7%	-0.5%	-2.1%	-2.6%	1.6%	1.4%	3.9%
Organic	-1.8%	-2.1%	-5.5%	-3.4%	-1.0%	-2.1%	-2.6%	1.6%	1.4%	3.9%
Acquisition / Disposal	-1.5%	-1.0%	-0.8%	-1.3%	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Addressed mail pieces (millions)	1,278	1,330	1,516	1,160	1,297	1,411	1,575	1,201	1,333	1,412
	-1.5%	-5.7%	-3.7%	-3.4%	-2.7%	-0.1%	-2.7%	-2.0%	0.4%	1.4%
Working days	61	64	65	65	61	64	63	65	61	64

Cross Border
Revenues	136	140	155	142	148	157	176	155	157	162
Growth %	-8.1%	-10.8%	-11.9%	-8.4%	-5.7%	-3.1%	-1.1%	-1.3%	-0.6%	0.6%
Organic	-7.4%	-9.5%	-9.6%	-5.8%	-1.9%	1.8%	1.1%	0.6%	-1.8%	-4.5%
Acquisition / Disposal	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	3.7%	3.9%
Fx	-0.7%	-1.3%	-2.3%	-2.6%	-3.8%	-4.9%	-2.2%	-1.9%	-2.5%	1.2%

European Mail Networks
Revenues	121	109	112	100	105	92	100	85	88	85
Growth %	15.2%	18.5%	12.0%	17.6%	19.3%	8.2%	4.2%	14.9%	12.8%	49.1%
Organic	14.2%	16.3%	9.0%	14.1%	12.5%	5.9%	8.4%	-1.3%	3.2%	16.9%
Acquisition / Disposal	0.0%	2.2%	5.0%	5.9%	9.1%	3.5%	-4.2%	16.2%	10.1%	31.8%
Fx	1.0%	0.0%	-2.0%	-2.4%	-2.3%	-1.2%	0.0%	0.0%	-0.5%	0.4%

Data & Document Management
Revenues	50	53	54	51	51	50	62	44	48	48
Growth %	-2.0%	6.0%	-12.9%	15.9%	6.3%	4.2%	29.2%	-2.2%	14.3%	50.0%
Organic	-4.0%	-4.0%	-11.3%	-4.5%	0.1%	6.3%	6.3%	-6.6%	1.0%	8.1%
Acquisition / Disposal	2.0%	10.0%	0.0%	22.7%	8.3%	0.0%	25.0%	4.4%	13.3%	41.9%
Fx	0.0%	0.0%	-1.6%	-2.3%	-2.1%	-2.1%	-2.1%	0.0%	0.0%	0.0%

Total Mail
Revenues	948	980	1,052	897	967	999	1,118	918	959	1,010
Growth %	-2.0%	-1.9%	-5.9%	-2.3%	0.8%	-1.1%	-0.4%	2.0%	2.6%	7.7%
Organic	-1.1%	-1.7%	-5.2%	-2.3%	0.2%	-0.4%	-0.7%	0.7%	1.0%	3.5%
Acquisition / Disposal	-0.9%	0.0%	-0.1%	0.8%	1.6%	0.3%	0.7%	1.6%	2.1%	4.0%
Fx	0.0%	-0.2%	-0.6%	-0.8%	-1.0%	-1.0%	-0.4%	-0.3%	-0.5%	0.2%

EBITA	232	236	227	163	212	218	247	144	195	218

Operating margin	24.5%	24.1%	21.6%	18.2%	21.9%	21.8%	22.1%	15.7%	20.3%	21.6%

Goodwill amorisation	(8)	(8)	(9)	(28)	(10)	(7)	(9)	(6)	(8)	(7)
Operating income (EBIT)	224	228	218	135	202	211	238	138	187	211

2002 revenues by line of business restated to reflect a more accurate elimination of internal transactions which commenced in 2003

Quarterly Information - Express

Euro Million	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002

EXPRESS

Express Europe
Revenues	941	894	926	826	847	856	899	822	845	836
Growth %	11.1%	4.4%	3.0%	0.5%	0.2%	2.4%	9.0%	10.0%	8.3%	6.8%
Organic	9.8%	4.9%	6.0%	3.4%	3.8%	6.3%	8.4%	7.3%	7.7%	2.8%
Acquisition / Disposal	0.0%	0.1%	0.0%	0.1%	-0.2%	-0.5%	1.8%	2.8%	1.9%	3.0%
Fx	1.3%	-0.6%	-3.0%	-3.0%	-3.4%	-3.4%	-1.2%	-0.1%	-1.3%	1.0%

Core consignments (mil)	35.4	34.1	36.6	31.0	33.7	33.8	35.2	30.2	33.8	32.9
Core kilos (mil)	566.5	550.3	583.2	519.5	527.3	523.3	566.4	494.3	522.5	519.8
Core revenue yield improvement	3.6%	3.2%	3.2%	2.8%	4.5%	3.3%	4.3%	2.8%	2.4%	2.0%

Express ROW
Revenues	213	200	220	206	189	181	205	190	195	183
Growth %	12.7%	10.5%	7.3%	8.4%	-3.1%	-1.1%	5.1%	-1.0%	-1.5%	-1.6%
Organic	12.7%	11.6%	12.2%	14.7%	10.3%	13.3%	14.9%	7.4%	5.0%	-4.8%
Acquisition / Disposal	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.5%	0.0%	0.5%
Fx	0.0%	-1.1%	-4.9%	-6.3%	-13.4%	-14.4%	-9.8%	-8.9%	-6.5%	2.7%

Total Express
Revenues	1,154	1,094	1,146	1,032	1,036	1,037	1,104	1,012	1,040	1,019
Growth %	11.4%	5.5%	3.8%	2.0%	-0.4%	1.8%	8.2%	7.8%	6.3%	5.2%
Organic	10.3%	6.1%	7.2%	5.6%	5.1%	7.6%	9.4%	7.2%	7.1%	1.4%
Acquisition / Disposal	0.0%	0.1%	0.0%	0.1%	-0.2%	-0.4%	1.6%	2.4%	1.5%	2.5%
Fx	1.1%	-0.7%	-3.4%	-3.7%	-5.3%	-5.4%	-2.8%	-1.8%	-2.3%	1.3%

Working days	62	63	62	65	60	63	62	65	61	62

EBITA	102	67	111	47	66	52	107	37	61	41

Operating margin	8.8%	6.1%	9.7%	4.6%	6.4%	5.0%	9.7%	3.7%	5.9%	4.0%

Goodwill amorisation	(13)	(13)	(14)	(13)	(13)	(13)	(14)	(14)	(14)	(12)
Operating income (EBIT)	89	54	97	34	53	39	93	23	47	29

2002 numbers restated for consistency to reflect the transfer of the Innight business from Express to Logistics at the beginning of 2003

Quarterly Information - Logistics

Euro Million	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002

LOGISTICS

Logistics Europe
Revenues	726	698	756	678	703	657	707	659	651	626
Growth %	3.3%	6.2%	6.9%	2.9%	8.0%	5.0%	8.9%	13.2%	7.8%	18.6%
Organic	2.2%	6.4%	9.4%	5.6%	6.3%	0.5%	4.0%	5.1%	-0.1%	6.9%
Acquisition / Disposal	0.0%	0.0%	-0.1%	0.0%	4.3%	7.5%	6.6%	8.8%	10.1%	10.4%
Fx	1.1%	-0.2%	-2.4%	-2.7%	-2.6%	-3.0%	-1.7%	-0.7%	-2.2%	1.3%

Logistics North America
Revenues	150	140	147	154	166	163	168	155	192	190
Growth %	-9.6%	-14.1%	-12.5%	-0.6%	-13.5%	-14.2%	-5.6%	-11.9%	-9.9%	-5.0%
Organic	-5.4%	-3.7%	1.8%	9.7%	11.5%	5.3%	6.2%	-3.4%	-1.9%	-9.5%
Acquisition / Disposal	0.0%	0.0%	0.0%	0.0%	-7.8%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	-4.2%	-10.4%	-14.3%	-10.3%	-17.2%	-19.5%	-11.8%	-8.5%	-8.0%	4.5%

Logistics ROW
Revenues	90	82	94	77	75	65	72	68	65	57
Growth %	20.0%	26.2%	30.6%	13.2%	15.4%	14.0%	24.1%	21.4%	6.6%	14.0%
Organic	22.7%	27.7%	37.5%	20.6%	41.5%	54.4%	53.4%	44.6%	18.0%	18.0%
Acquisition / Disposal	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	-2.7%	-1.5%	-6.9%	-7.4%	-26.1%	-40.4%	-29.3%	-23.2%	-11.4%	-4.0%

Total Logistics
Revenues	966	920	997	909	944	885	947	882	908	873
Growth %	2.3%	4.0%	5.3%	3.1%	4.0%	1.4%	7.0%	8.4%	3.4%	12.2%
Organic	2.4%	6.1%	10.3%	7.5%	9.9%	5.0%	7.6%	6.1%	0.6%	3.3%
Acquisition / Disposal	0.0%	0.0%	-0.1%	0.0%	1.4%	5.4%	4.9%	6.3%	6.9%	7.1%
Fx	-0.1%	-2.1%	-4.9%	-4.4%	-7.3%	-9.0%	-5.5%	-4.0%	-4.1%	1.8%

Revenues by sector
Automotive	388	352	402	345	345	336	347	316	356	361
Tyres	55	49	70	50	43	58	68	58	47	46
FMCG	157	160	165	156	163	151	195	179	150	131
Hi-tech electronics	137	118	137	126	117	119	125	103	109	109
Publishing / media	57	59	60	65	48	56	66	57	57	56
Other	172	182	163	167	228	165	146	169	189	170

EBITA	42	21	(18)	1	21	20	28	41	49	39
One-off costs	0	0	42	24	13	0	0	0	0	0
EBITA excl one-off costs	42	21	24	25	34	20	28	41	49	39
Operating margin	4.3%	2.3%	-1.8%	0.1%	2.2%	2.3%	3.0%	4.6%	5.4%	4.5%
Operating margin excl one-off costs	4.3%	2.3%	2.4%	2.8%	3.6%	2.3%	3.0%	4.6%	5.4%	4.5%
Goodwill amorisation	(15)	(14)	(16)	(177)	(17)	(17)	(17)	(17)	(17)	(19)
Operating income (EBIT)	27	7	(34)	(176)	4	3	11	24	32	20

2002 numbers restated for consistency to reflect the transfer of the Innight business from Express to Logistics at the beginning of 2003

Consolidated statements of income

	Q2 2004	Q2 2003	HY 2004	HY 2003
	€mil	€mil	€mil	€mil

Net sales	3,026	2,913	5,992	5,811
Other operating revenues	32	23	51	42
Total operating revenues	3,058	2,936	6,043	5,853

Cost of materials	(156)	(135)	(283)	(271)
Work contracted out and other external expenses	(1,208)	(1,229)	(2,417)	(2,419)
Salaries and social security contributions	(1,056)	(1,036)	(2,121)	(2,066)
Depreciation, amortisation and impairments	(132)	(123)	(256)	(246)
Other operating expenses	(175)	(160)	(361)	(344)
Total operating expenses	(2,727)	(2,683)	(5,438)	(5,346)

Operating income	331	253	605	507

Interest and similar income	6	4	10	8
Interest and similar expenses	(29)	(27)	(49)	(55)
Financial income and expenses	(23)	(23)	(39)	(47)

Income before income taxes	308	230	566	460

Income taxes	(117)	(84)	(211)	(171)
Results from investments in affiliated companies	(1)	(3)	(2)	(4)

Net income before minority interests	190	143	353	285

Minority Interests	(2)	0	(2)	(2)

Net income	188	143	351	283

Net income per ordinary share and per ADS(1) (in euro cents)	39.6	30.1	73.9	59.6

(1) Based on the average amount of 475.2 million ordinary shares, including ADS (2003: 475.1 million).

Consolidated cash flow statements

Before proposed appropriation of net income

	Q2 2004	Q2 2003	HY 2004	HY 2003
	€mil	€mil	€mil	€mil
Net income	188	143	351	283

Depreciation, amortisation and impairments	132	122	256	246
Changes in provisions	3	3	(2)	(13)
Changes in pension liabilities	(92)	(59)	(138)	(109)
Changes in deferred taxes	33	(17)	53	68
Changes in working capital:
• inventory	(3)	0	1	0
• accounts receivable	81	(49)	129	(39)
• other current assets	18	6	(62)	(37)
• current liabilities excl. short term financing	(237)	(75)	(162)	(1)
Net cash provided by operating activities	123	74	426	398

Acquisition of group companies	0	(19)	(9)	(27)
Disposals of group companies	0	6	0	6
Acquisition of affiliated companies	(4)	(5)	(4)	(8)
Disposals of affiliated companies	1	1	1	1
Capital expenditure on other intangibles	(13)	(3)	(25)	(11)
Disposals of intangible assets	0	6	1	9
Capital expenditure on property, plant & equipment	(64)	(69)	(126)	(121)
Disposals of property, plant and equipment	9	8	20	22
Changes in other financial fixed assets	(3)	(12)	1	(19)
Changes in minority interests	4	(1)	6	0
Net cash used in investing activities	(70)	(88)	(135)	(148)

Changes in shareholders’ equity:
• Dividends paid	(142)	(120)	(142)	(120)
• Other changes in shareholders’ equity	1	0	2	0
Long-term liabilities acquired	11	37	16	56
Long-term liabilities repaid	(9)	(11)	(25)	(34)
Changes in short-term bank debt	(1)	(50)	(35)	(61)
Net cash provided by financing activities	(140)	(144)	(184)	(159)

Changes in cash and cash equivalents	(87)	(158)	107	91

Cash and cash equivalents at beginning of period	668	601	470	357
Exchange rate differences on cash items	0	(3)	3	(7)
Cash and cash equivalents from acquisition and disposal of group companies	(1)	(3)	0	(4)
Change in cash and cash equivalents	(87)	(158)	107	91
Cash and cash equivalents at end of period	580	437	580	437

Consolidated balance sheets

Before proposed appropriation of net income

	At 30 Jun 2004	At 31 Dec 2003
	€mil	€mil
ASSETS

Fixed assets
Goodwill	2,261	2,309
Other intangible assets	115	112
Total intangible assets	2,376	2,421
Land and buildings	981	981
Plant and equipment	470	469
Other property, plant and equipment	476	485
Construction in progress	49	74
Total property, plant and equipment	1,976	2,009
Investments in affiliated companies	79	79
Loans receivable from affiliated companies	2	2
Other loans receivable	150	158
Prepayments and accrued income	396	388
Total financial fixed assets	627	627
Total fixed assets	4,979	5,057

Current assets
Inventory	49	49
Accounts receivable	1,876	1,977
Prepayments and accrued income	423	362
Cash and cash equivalents	580	470
Total current assets	2,928	2,858

Total assets	7,907	7,915

LIABILITIES AND GROUP EQUITY

Group equity
Shareholders’ equity	3,200	2,969
Minority interests	21	17
Total group equity	3,221	2,986

Provisions
Deferred tax liabilities	201	143
Retirement schemes	18	23
Restructuring	39	42
Other	94	88
Total provisions	352	296
Pension liabilities	384	521

Long-term liabilities
Long-term debt	1,459	1,474
Accrued liabilities	187	187
Total long term liabilities	1,646	1,661

Current liabilities
Trade accounts payable	610	687
Other current liabilities	467	540
Accrued current liabilities	1,227	1,224
Total current liabilities	2,304	2,451

Total liabilities and group equity	7,907	7,915

Additional information

Free cash flow

	Q2 2004	Q2 2003	HY 2004	HY 2003
	€mil	€mil	€mil	€mil
Net cash provided by operating activities	123	74	426	398

Capital expenditure on property, plant and equipment and other intangible assets	(77)	(72)	(151)	(132)
Disposals of property, plant and equipment and other intangible assets	9	14	21	31
Free cash flow	55	16	296	297

Capital expenditure on property, plant and equipment and other intangible assets

	Q2 2004	Q2 2003	HY 2004	HY 2003
	€mil	€mil	€mil	€mil
Mail	22	23	44	39
Express	32	33	65	59
Logistics	20	16	39	32
Corporate	3	0	3	2
Total	77	72	151	132

Movement in shareholders’ equity

	Q2 2004	Q2 2003	HY 2004	HY 2003
	€mil	€mil	€mil	€mil
Opening balance	3,149	3,068	2,969	2,961
Net income for the period	188	143	351	283
Foreign exchange effects	4	(8)	20	(41)
Other reserves	1	0	2	0
Cash dividend	(142)	(119)	(142)	(119)
Closing balance	3,200	3,084	3,200	3,084

Net debt

	At 30 Jun 2004	At 31 Dec 2003
	€mil	€mil
Short-term debt	62	69
Long-term debt	1,459	1,474
Total interest bearing debt	1,521	1,543
Cash and cash equivalents	(580)	(470)
Net debt	941	1,073

US GAAP Statement

Net income

	HY 2004	HY 2003
	€mil	€mil
Net income under Dutch GAAP	351	283
Adjustments for:
Employment schemes and group reorganisation	(6)	(6)
Amortisation of goodwill	71	77
Other intangible asset depreciation	(2)	0
Financial instruments	(3)	6
Real estate sale	(2)	(1)
Depreciation on restoration of previously recognised impairments	2	2
Stock-based compensation	0	(2)
Tax effect of adjustments	(3)	0

Net Income under US GAAP	408	359

Net income per ordinary share and per ADS under US GAAP (1) (in Euro cents)	85.9	75.6

(1) Based on an average of 475.2 million ordinary shares, including ADS (2003: 475.1 million)

Shareholders’ Equity

	At 30 Jun 2004	At 30 Jun 2003
	€mil	€mil
Shareholders’ equity under Dutch GAAP	3,200	3,084

Adjustments for:
Employment schemes and group reorganisation	136	146
Goodwill	149	168
Other intangible asset depreciation	(7)	(2)
Financial instruments	0	(5)
Real estate sale	(22)	(17)
Sale-lease-back transaction	(6)	(4)
Long-term contract incentive payment	(5)	(6)
Restoration of previously recognised impairments, net of depreciation	(5)	(9)
Pensions curtailment	2	2
Stock-based compensation	0	(2)
Provisions	1	0
Deferred taxes on adjustments	1	(40)

Shareholders’ equity under US GAAP	3,444	3,315

Financial Calendar

Financial Calendar 2004 - 2005

Wednesday 4 August	Ex-dividend listing of TPG shares

Wednesday 11 August	Payment of interim dividend

Monday 25 October	Publication of 2004 third quarter results

Monday 28 February, 2005	Publication of 2004 fourth quarter and full year results

Thursday 7 April, 2005	Annual General Meeting

Wednesday 4 May, 2005	Publication of 2005 first quarter results

Friday 29 July, 2005	Publication of 2005 second quarter results

Monday 31 October, 2005	Publication of 2005 third quarter results

Contact Information

Mike Richardson
Director Investor Relations
Phone	+31 20 500 62 41
Fax	+31 20 500 75 15
Email	mike.richardson@tpg.com

David van Hoytema
Manager Investor Relations
Phone	+31 20 500 65 97
Fax	+31 20 500 75 15
Email	david.van.hoytema@tpg.com

Tanno Massar
Director Media Relations
Phone	+31 20 500 6171
Fax	+31 20 500 7520
Emial	tanno.massar@tpg.com

Forward-looking statements warning—Safe Harbour Statement under the US Private Securities Litigation Reform Act of 1995

Except for historical statements and discussions, statements contained in this press release are forward-looking statements. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “anticipate”, “believe”, “plan”, “seek”, “estimate”, “continue” or similar terms. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied in the forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts, projections about the industries in which TPG operate, management’s beliefs and assumptions made by management about future events.  In addition to the assumptions specifically mentioned in this press release, there are a number of other factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•                  substitution of alternative methods for delivering information for TPG’s Mail and Express services,

•                  regulatory developments and changes, including with respect to the levels of tariffs, the scope of mandatory and reserved services, quality standard, liberalisation in the Dutch and European postal markets and the outcome of pending regulatory proceedings,

•                  competition in the mail, express and logistics businesses,

•                  decisions of competition authorities regarding proposed joint ventures or acquisitions,

•                  costs of complying with governmental regulations,

•                  general economic conditions, government and regulatory policies and business conditions in the markets served by us, including adverse effects of terrorist attacks, use of our delivery capabilities by criminals, anthrax incidents, war or the outbreak of hostilities or epidemic diseases,

•                  higher costs of insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking or other similar perils,

•                  our ability to achieve cost savings and realise productivity improvements and the success of investments, joint ventures and alliances,

•                  fluctuations in fuel costs,

•                  TPG’s ability to increase our fuel surcharge in response to rising fuel prices due to competitive pressures,

•                  changes in currency and interest rates,

•                  changes in TPG’s credit rating and their impact on TPG’s financing costs and requirements,

•                  changes in TPG’s relationship with the State of the Netherlands,

•                  disruptions at key sites,

•                  incidents resulting from the transport of hazardous materials,

•                  mismatches between TPG’s investment in infrastructure (aircraft, depots and trucks) and our actual capacity needs,

•                  strikes, work stoppages and work slowdowns and increases in employee costs,

•                  costs of completing acquisitions or divestitures and integrating newly acquired businesses,

•                  changes to the international conventions regarding the limitation of liability for the carriage of goods,

•                  significant changes in the volumes of shipments transported through our network, the mix of services purchased by our customers or the prices we obtain for our services,

•                  market acceptance of our new service and growth initiatives,

•                  changes in customer demand patterns,

•                  the impact of technology developments on our operations and on demand for our services,

•                  disruptions to our technology infrastructure, including our computer systems andwebsite,

•                  TPG’s ability to maintain aviation rights in important international markets,

•                  adverse weather conditions,

•                  if our subcontractors’ employees were to be considered our employees, and

•                  decisions of tax and other authorities with respect to our tax liabilities.

These factors and other factors that could affect these forward-looking statements are described in TPG’s annual report on Form 20-F and TPG’s other reports filed with the US Securities and Exchange Commission. As a result of these and other factors, no assurance can be given as to TPG’s future results and achievements.  You are cautioned not to put undue reliance on these forward-looking statements, which are neither predictions nor guarantees of future events or circumstances. TPG disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 4 August 2004